

Mail Stop 3561

January 5, 2017

Steven J. Keough
Chief Executive Officer
Arax Holding Corp.
2329 N. Career Avenue, Suite 317
Sioux Falls, South Dakota 57107

> **Re:** **Arax Holding Corp.**
> **Form 8-K**
> **Filed December 29, 2016**
> **File No. 333-185928**

Dear Mr. Keough:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. We note from the fourth paragraph that you intend to file amendments of your 10-Qs for the first two quarters of fiscal 2016 to restate your financials. In this regard, please tell us when you expect to file these amendments.

2. Please provide us with further details on the nature of the related party payments made on behalf of the company that require the restatements. Your response should include the details of the related party and how you plan to record the payments by the related party.

3. In a related matter, please provide more information on your statement that you timely disclosed such information to your auditor, yet the payments were not included in "work performed" for the first two fiscal quarters of 2016. Your response should explain and clarify the last two sentences of paragraph two that indicate that one of the payments should have been included in a prior filed 10-Q/A for Q1 2016 and that your accounting firm did not advise you properly regarding the matter. We may have further comment upon review of your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant